[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

April 28, 2010

Anne Nguyen Parker
Tracey McNeil
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:      Noranda Aluminum Holding Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed April 26, 2010
File Number 333-150760

Dear Ms. Parker and Ms. McNeil:

Noranda Aluminum Holding Corporation (the “Company”) respectfully advises the Staff of the Division of Corporation Finance (the “Staff”) that in response to the Staff’s request regarding Amendment No. 6 to the Company’s Registration Statement on Form S-1, the Company shall remove the words “Joint Book-Running Managers” and “Co-Managers” from the front cover of the prospectus prior to printing and distributing such prospectus.  This change will also be reflected in any future amendments to such Registration Statement.

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1000.

Sincerely,

/s/ James D. Cuneo

James D. Cuneo